SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MATERIAL EVENT NOTICE

TIM PARTICIPAÇÕES S.A. (“Company”), in light of official letter CVM/SEP.GEA-2/N° 148/07 and based on the provisions of the Brazilian Law No. 6.404/76 and CVM Instruction No. 358/02, hereby informs its shareholders, the market in general and other interested parties, about official letter CVM/SRE/SEP/N° 2/2009, received by the Company on January, 22nd, 2009, at 18:17 hours, informing about the decision made by the Registry of Public Offering Superintendency (“Superintendência de Registro de Valores Mobiliários”) regarding an investors Complaint, pursuant to the transcription of its content, as follows:

“Reference is made to the agreement executed on April 28th, 2007 (Stock Sale Purchase Agreement), in which the companies Telefonica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa SanPaolo S.p.A. and Mediobanca S.p.A. purchased from Pirelli e C. S.p.A. and Sintonia S.A. 100% of Olimpia S.p.A.`s capital stock, through an italian company controlled by them, named Telco S.p.A.
As a matter of fact, according to the understanding of the Registry of Public Offering Superintendency (“Superintendência de Registro de Valores Mobiliários”), in SRE Order MEMO/SER/GER-1/N° 12/2009, Telco, the acquirer of the indirect control of TIM Participações S.A., has the legal obligation to do a Tender Offer for the minority shareholders of the Brazilian publicly held Company, pursuant to the section 254-A of the Brazilian Law No.6.404/76. Furthermore, it was concluded that the control of Telecom Italia was in fact exercised by Olimpia and now it has been exercised by Telco.
Consequently, the immediate disclosure of a Material Event Notice is determined, pursuant to the provided for in section 10 of the CVM Instruction No. 358/02, noticing to the market the understanding above, before the opening of the Italian Stock Exchange.
It is important to mention, moreover, that the deadline to be respected by the acquirer of the indirect control of TIM Participações S.A. is counted from the date of the issuance of this official letter.
Finally, we inform that, according to CVM Resolution No. 463/03, it is applicable an appeal to CVM Board of Commissioners from the understanding herein.”

We also take this opportunity to clarify, since the Company shall not take any measure regarding the official letter, but to inform to the market in general in due time, it has forwarded this official letter to its indirect controller, Telecom Italia S.p.A, in order to take all the measures it deems necessary and useful to this situation.

We hope we have clarified the requested information and remain at your disposal for any additional clarification that may be required in this regard.

Rio de Janeiro, January 22, 2009.

TIM PARTICIPAÇÕES S.A.
Claudio Zezza
Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 23, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.